Itaú Unibanco Banco Múltiplo S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE FISCAL COUNCIL
OF FEBRUARY 19, 2009

On February 19, 2009 at 2:30 p.m. at the company’s head office, the effective members of the Fiscal Council of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., met under the presidency of Prof. Iran Siqueira Lima, with the purpose of providing an opinion on the Accounts for the financial year ending December 31, 2008.

Following due examination of the said account statements, the Fiscal Councilors resolved to register the following opinion:

“The effective members of the Fiscal Council of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., having perused the management report and the financial statements for December 31, 2008, have verified the accuracy of all the items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period.”

There being no further matter for discussion, the meeting was declared closed and the relative minutes having been transcribed, read and approved, were signed by all those present. São Paulo-SP, February 19, 2009. (signed) Iran Siqueira Lima, Alberto Sozin Furuguem and Marcos de Andrade Reis Villela – Councilors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer